Item 26 m

For the policy illustration showing current charges shown in this SAI, the death benefit shows the beginning of year value and the account value column shows the end of year value. All values are shown rounded to the nearest dollar, and reflect any policy loans illustrated (none in this case).


The calculation for the death benefit is the greater of the face amount selected and the minimum death benefit required to qualify as life insurance since the Cash Death Benefit Option has been chosen. This amount would be reduced by any policy loan balance at that time. For the 5th policy year under the 6% gross return assumption, the death benefit shown is $2,400,000 which is equal to the face amount. The minimum amount of insurance to qualify as life insurance is the end of the 4th year cash value divided by the net single premium for this policy year using 2001 CSO and 4% interest since this product uses the Cash Value Accumulation Test for life insurance. The net single premium in this case is $330.22 per thousand. The minimum face amount in order to qualify for life insurance is therefore $1,000 * $79,479 / $330.22 = $240,685. So in this case the selected face amount is the death benefit. The calculation would not differ in other years, although the cash value and net single premium factors would reflect the values for that particular year.

The calculation for the cash value is the accumulated premiums with the assumed investment return less all charges. The value shown for any particular year depends on all prior years' premiums and charges. For the 5th policy year under the 6% gross return assumption, the end of the 4th year cash value, $79,479, is used as the starting point. Additions of premiums less charges against premiums are added at the beginning of each month. In this case premiums are assumed to be paid annually, so in the first month the premium of $25,000 less the premium charge (5.75% of premium, or $1437.50) is added in the first month. After the premium less charges is added at the beginning of the month, the cash value grows at the assumed net rate of return to the end of the month. The net annual returns are derived from the hypothetical gross rates of return by deducting the sum of the average investment management fee (.68%), average fund expense (.13%), average 12b-1 distribution fee (.24%), and the Mortality and Expense Charge (.50%). In this case the assumed net rate of return is 4.45% which translates into a monthly assumed growth rate of 0.36348% = 1.0445 (1/12) - 1. At the end of the month, the Asset Credit is applied, and the Monthly Policy, Policy Issue, and Cost of Insurance Charges are assessed to get the end of month cash value. The Asset Credit is equal to 0.35% on the first 25,000 of cash value, 0.50% of the cash value 25,000 to 100,000 and 0.65% of the cash value over 100,000 divided by 12. The Monthly Policy Charge is $10 plus .02 per thousand of face amount. The Policy Issue Charge recovers the expense of issuing, underwriting, and distributing the policy. The amount of the Policy Issue Charge is shown on the schedule pages of the Policy. The Cost of Insurance charge is calculated as the COI rate for the illustrated insureds multiplied by the net amount at risk of the policy. The net amount at risk is the death benefit less the cash value. This process is rolled forward monthly until the end of the policy year to get the end of year cash value shown. The table below details these calculations for the 5th policy year.



                Premium     Investment      Asset    Pol. Issue     Mthly Pol.       COI       End of Mo.
Month      Less Charges         Growth     Credit        Charge         Charge    Charge      Cash  Value
    0                                                                                            $ 79,479
    1        $23,562.50           $375        $40          $442            $58       $19          102,929
    2                 0            374         40           442             58        19          102,815
    3                 0            374         40           442             58        19          102,701
    4                 0            373         40           442             58        19          102,587
    5                 0            373         40           442             58        19          102,472
    6                 0            372         40           442             58        19          102,357
    7                 0            372         40           442             58        19          102,241
    8                 0            372         40           442             58        19          102,125
    9                 0            371         40           442             58        19          102,008
   10                 0            371         40           442             58        19          101,891
   11                 0            370         40           442             58        19          101,773
   12                 0            370         40           442             58        19          101,655